DESCRIPTION OF SECURITIES
References to “NI” and the “Company” herein are, unless the context otherwise indicates, only to National Instruments Corporation and not to any of its subsidiaries.
Description of Capital Stock
The following is a summary of the Company’s capital stock and certain provisions of its Certificate of Incorporation, as amended (the “Certificate”) and Amended and Restated Bylaws (the “Bylaws”). This summary does not purport to be complete and is qualified in its entirety by the provisions of the Certificate and the Bylaws, each of which is incorporated herein by reference and attached as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. We encourage you to read the Company’s Certificate, Bylaws and the applicable provisions of the Delaware General Corporate Law for additional information.
Common Stock
Shares Outstanding. The Company is authorized to issue up to 360,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”).
Dividends. Subject to prior rights and preferences, if any, applicable to shares of preferred stock of the Company (“Preferred Stock”) or any series thereof, the holders of shares of Common Stock shall be entitled to receive such dividends (payable in cash, stock, or otherwise) as may be declared thereon by the Company’s Board of Directors (the “Board”) at any time and from time to time out of any funds of the Company legally available therefor. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.
Voting Rights. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. The directors of the Company are elected by a plurality of the voting power of the shares present in person or represented by proxy. On most other matters submitted to the stockholders, the affirmative vote of the majority of the voting power of the shares present in person or represented by proxy shall be the act of the shareholders, however in certain circumstances the affirmative vote of the holders of at least 80% of the votes of the outstanding shares of stock generally entitled to vote in the election of directors shall be the act of the shareholders as described below under “Supermajority Voting Requirements.”
Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock or any series thereof, the holders of the Common Stock shall be entitled to receive all of the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them. A liquidation, dissolution, or winding-up of the Company, as such terms are used in this paragraph, shall not be deemed to be occasioned by or to include any consolidation or merger of the Company with or into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or a part of the assets of the Company.

Fully Paid. The issued and outstanding shares of Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of Common Stock that the Company may issue in the future will also be fully paid and non-assessable.
Other Rights. The shares of Common Stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of Common Stock are not currently entitled to pre-emptive rights or conversion rights or other subscription rights.
Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.
Listing. Our Common Stock is listed on the NASDAQ Stock Market, LLC under the trading symbol “NATI”.
Preferred Stock
The Board is authorized to issue up to 5,000,000 shares of Preferred Stock, par value $0.01 per share from time to time in one or more series, the shares of each class or series to have such designations and powers, preferences, and rights, and qualifications, limitations and restrictions thereof.
The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. On January 21, 2004, our Board of Directors designated 750,000 of these shares as Series A Participating Preferred Stock in conjunction with its adoption of a Preferred Stock Rights Agreement which expired on May 10, 2014. The Series A Participating Preferred Stock is not redeemable. For so long as Series A Participating Preferred Stock is outstanding, the Company is subject to restrictions on dividends and share repurchases including, but not limited to, (i) declaring any dividends on shares of any stock ranking junior or on parity with the Series A Participating Preferred Stock, (ii) redeeming or purchasing or otherwise acquiring for consideration shares of any stock ranking on a parity with the Series A Participating Preferred Stock unless in exchange for any stock ranking junior to the Series A Participating Preferred Stock, and (iii) redeeming or otherwise acquiring for consideration any shares of Series A Participating Preferred Stock or any shares ranking on parity, except in accordance with a purchase offer made to all holders of such shares. As of December 31, 2019, no shares of Preferred Stock were outstanding.
Preferred Stock Purchase Rights
All rights under the Preferred Stock Rights Agreement expired on May 10, 2014 and as of such time, no rights had been exercised.

Anti-takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law
Some provisions of Delaware law, the Certificate and Bylaws could make the following more difficult:

•	acquisition of the Company by means of a tender offer,

•	acquisition of the Company by means of a proxy contest or otherwise, or

•	removal of the Company’s incumbent officers and directors.
These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our Board determines that a takeover is not in our best interests or the best interests of the stockholders. These provisions, however could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices. The Company believes that the benefits of these provisions, including increased protection, give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company and outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.
Size of Board and Vacancies. The Bylaws provide that the Board will have three or more members, not to exceed twelve members, which number will be determined from time to time by resolution of the Board. Our Certificate provides for a classified Board consisting of three classes of directors, each serving a staggered three-year term. The Certificate and Bylaws contain provisions that establish specific procedures for appointing and removing members of the Board. Under the Certificate and the Bylaws, vacancies and newly created directorships on the Board may be filled only by a majority of directors then serving on the Board. Under the Certificate and Bylaws, directors may be removed at any time, but only by the affirmative vote of the holders of at least 80% of the votes of the outstanding shares of stock generally entitled to vote in the election of directors.
Elimination of Stockholder Action by Written Consent. The Bylaws eliminate the right of the Company’s stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of the Company’s stockholders.
Stockholder Meetings. Under the Bylaws, only the chairperson of the Board, the president or the majority of the authorized number of directors on the Board may call special meetings of the Company’s stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals. The Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

Delaware Anti-takeover Law. The Company is subject to Section 203 of the Delaware General Corporation Law (“Section 203”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.
No Cumulative Voting. Neither the Certificate nor Bylaws provide for cumulative voting in the election of directors.
Undesignated Preferred Stock. The authorization of the Company’s undesignated Preferred Stock makes it possible for the Board to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.
Supermajority Voting Requirements. The Company’s Certificate and Bylaws require the affirmative vote of the holders of at least 80% of the votes of the outstanding shares of stock generally entitled to vote in the election of directors for the removal of a director, the approval of a business combination (as defined in the Certificate), the amendment, repeal or modification of the Bylaws and the amendment, repeal or modification of certain provisions of the Certificate, including, among other things, relating to the elimination of stockholder action by written consent, business combinations and the absence of preemptive rights of stockholders.